## FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

## UNITED STATES SECURITIES AND EXCHANGE COMMISSION  Washington, D.C. 20549

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

**OMB APPROVAL**

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| OMB Number: | 3235-0287 |
| Expires: | January 31, 2005 |
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(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **Bulkley        Jonathon        A**<br>(Last)        (First)        (Middle)<br><br>**880 Carillon Parkway**<br>(Street)<br><br>**St. Petersburg        FL        33716**<br>(City)        (State)        (ZIP) | **Raymond James Financial  (RJF)** | **X** Director        _____ 10% Owner<br>___ Officer (give        _____ Other (specify<br>title below)        below)<br>_____ |

| 3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Day/Year<br><br>**February 14, 2003** |
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| 5. If Amendment Date of Original<br>(Month/Day/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line)<br>**X** Form filed by One Reporting Person<br>___ Form filed by More than One Reporting Person |
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**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Trans-action Date (Month/ Day/ Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Trans-action Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4) | 6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Owner-ship (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| Raymond James Financial, Inc. (RJF) | | | Code | V | Amount | (A) or (D) | Price | | | |
| **RJF Common Stock** | | | | | | | | **28,220** | **D** | |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

FORM 4 (continued) (e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3.A Deemed Execution Dat if any (Month/Day/Y | 4. Transaction Code (Instr. 8) | | 5. Number or Deriv ative Securities A quired (A) or Dis posed of (D) (Instr. 3, 4, and 5 | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount Underlying Securi (Instr. 3 and 4) | | 8. Price of deriv-Security (Instr. 5) | 9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4) | 10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount Number Shares | | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | | **Current** | **2/13/03** | **RJF Common** | **2,250** | **25.96** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | | **2/12/02** | **2/12/04** | **RJF Common** | **1,500** | **18.63** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | | **2/11/03** | **2/11/05** | **RJF Common** | **1,500** | **18.44** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | | **2/09/04** | **2/09/06** | **RJF Common** | **1,500** | **36.94** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | | | **2/15/05** | **2/15/07** | **RJF Common** | **1,500** | **33.07** | | | |
| **Employee Stock Option (Right to buy)** | **24.80** | **2/14/2003** | | **M** | | **1,500** | | **2/14/2006** | **2/14/2008** | **Common Stock** | **1,500** | **24.80** | **9,750** | **D** | |
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations, *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ JONATHAN A. BULKLEY — 2/19/2003
**Signature of Reporting Person — Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient *see* Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.